

# TerraCycle US Inc.
# Investor Deck

September 2025

**Eliminating the Idea of Waste®**

# Welcome to TerraCycle US

This Offering invites you to invest in TerraCycle US, Inc. (TCUS), a subsidiary of TerraCycle, Inc. (Parent). The Parent operates through subsidiaries in 18 countries, including the US through TCUS. TCUS generated 60% of the Parent's revenue in fiscal 2024.

It is important that potential investors understand that an investment in TCUS is not an investment in the Parent, which is not currently offering shares to the public. An investment in this offering provides an equity interest exclusively in TCUS, and does not convey an interest in the Parent, in any TerraCycle international subsidiaries, nor in Loop (a reuse company being developed by the Parent).

Many TCUS achievements, including media recognition and awards acknowledge TCUS in the context of the Parent. Any references or statistics in this Offering that refer to global achievements of "TerraCycle" refer to the global impact of the Parent, including TCUS. The ultimate exit for investors of TCUS is likely tied to a liquidity event on the Parent level. A potential exit, if at all, could be in terms less favorable than what you are paying for this investment. More details are available in Form C, which can be accessed at https://www.sec.gov/edgar/browse/?CIK=1714781



*See Page 18 for further disclosure*

# Global team led by a visionary leader

CEO Tom Szaky founded TerraCycle in his Princeton dorm room and has grown the company into a global, award-winning enterprise.

A prolific speaker and thought leader, Tom is the author of four books, a World Economic Forum Schwab Social Innovator and Young Global Leader, member of numerous boards, and recipient of prestigious awards including from the United Nations, TITAN Business Awards, Fortune Magazine, TIME Magazine and hundreds of others.

**359** global employees (54% US)

**4 years+** average employee tenure

**Deep talent** across a wide range of fields



*Except where indicated, this page reflects information about TerraCycle's global operations.  See page 2 for context.*

# Demonstrated track record of profit growth

**92%**

Gross profit growth since 2019

TerraCycle US Inc. investors have seen between **17% and 20%** of their investment paid out in dividends.



**75%**
**revenue growth**

$24.7M
$43.1M
2020
2024



*View financial details in Form C, which can be accessed at https://www.sec.gov/edgar/browse/?CIK=1714781.*
*Historical results may not be indicative of future results. Dividends paid to TerraCycle US Reg-A (2018-2020) investors.*












# Hundreds of awards for sustainability and innovation










# Featured in 140,000 articles

16x
36x
29x
95x
13x
5x
58x
40x
11x
140x
48x
48x
4x
10x
8x
22x
22x

# Earning search dominance

When you search for how to recycle all types of hard-to-recycle waste, virtually every link leads you to TerraCycle.

**Try it yourself!**

*All information on this page reflects global achievements. See page 2 for more details.*



**Recycle drink pouches**

Recycle cigarettes
Recycle pens
Recycle contacts
Recycle PPE

See page 2 for more details.















TerraCycle's mission:
**Eliminating the Idea of Waste**

# A Pioneer of the Circular Economy

TerraCycle is unrivaled in its range of services, waste categories serviced, customer profile, brand recognition, commercial capabilities, and industry leadership.

## 600+
Partnerships with major brands

## 10+
Years tenure with our largest clients

## 20+
years of innovation and service

## 100,000+
Collection points in the US

## 90+ M
People recycling with TerraCycle worldwide

## 400+
Unique waste streams recycled



*Except where indicated, this page reflects information about TerraCycle's global operations. See page 2 for context.*

**TerraCycle operates where traditional players can't — thanks to our innovative business model that does not solely rely on material value to generate profit.**

**What traditional waste management companies recycle** (5% of all waste)


TERRACYCLE

Source: https://www.greenpeace.org/usa/new-greenpeace-report-plastic-recycling-is-a-dead-end-street-year-after-year-plastic-recycling-declines-even-as-plastic-waste-increases/

# TerraCycle unlocks recycling for hundreds of hard-to-recycle waste streams and delivers ROI

Collection costs + Processing costs - Material value = Client Investment < **ROI** Return on investment


RECYCLE HERE
Sponsored by:
Walmart
P&G
PEPSICO
Operated by:
Skincare & beauty products
Oral care products
Home & garden packaging
Plastic bottles
Pet packaging
Plastic toys
RECYCLE HERE
Sponsored by:
Operated by:

# Three key segments create diversified value







## Programs

Brands, retailers, and other businesses partner with us to enable recycling solutions for their hard-to-recycle products and packaging, from cannabis pouches to toothbrushes.

## Commercial Recycling

We handle universal and regulated waste like batteries, e-waste, and lightbulbs for industrial customers.

Three strategic acquisitions have formed this segment, fueling rapid growth.

## Direct

Customers, from individuals to businesses, purchase our pre-paid solutions to collect and recycle almost anything at home, work, school, events, and beyond.


terracycle

We develop profitable business models to recycle what others do not


COMMUNITY
CENTER
Recycle with TerraCycle
DROP
DRINK
POUCHES
HERE
RECYCLE
TOYS
HERE!
RECYCLE
BREAD
BAGS


Takis
FOLLOW US ON:
@TAKISUSA
@TAKISUSA
/TAKIS


#NotTodayLandfill
GU
TERRACYCLE
PLEDGE
CHICAGO

# Programs

Programs generate brand recognition, credibility, and fame.


Oral care
products
Home & garden
packaging
Plastic bottles
Pet packaging
RECYCLE
Walmart
P&G
Nestlé
PEPSICO
MATTEL


RECYCLE
Oral care
products
HERE

# Consumers care about recycling, and TerraCycle has a globally-recognized solution

TerraCycle makes it possible for consumers to recycle products and packaging that they couldn't before.


TERRACYCLE
Takis
CHIPPZ
FUEGO
TERRACYCLE
OM/GILLETTE
Gillette
FUSION5
5 blades for a closer, long-lasting shave*/5 lames pour un rasage de plus près et durable*
2
1 RAZOR/RASOIR
2 CARTRIDGES/CARTOUCHES
CERTIFIED
TERRACYCLE
PACK RECYCLABLE WITH TERRACYCLE
BURT'S BEES
soothing
aloe vera facial towelettes
3 in 1

The TerraCycle logo is on billions of products and packages globally.

**As a result, 17% of Americans say they are familiar with the TerraCycle logo[1].**

*Source: National Sustainability and Recycling Study 2022 | Base: US General Population | Sample Size (Aware of TerraCycle) = 407*













TERRACYCLE COMMERCIAL
Recyclin
for busi

# Commercial Recycling

Commercial Recycling delivers nationwide recycling services for universal and regulated waste, leveraging years of experience.

SHARPS DISPOSAL SYSTEM
TERRACYCLE COMMERCIAL

EASYPAK
It's More Than Just A Box

EASYPAK
It's More Than Just A Box
888.640.6700
VaporShield®


Orthodontics
PHILIPS
Recycle


RECYCLE
ACCEPTED MATERIAL
airflo


RECYCLE
RECYCLE
CONTACT LENSES

ney. Live better.
TOYS
JOUETS


ONE
ONE

# Direct

Direct enables individuals and businesses to purchase TerraCycle's turnkey recycling services on our online store or through retail partners ranging from Grainger to Staples, and more.




blédina
blédina

RECYCLEZ

SUBARU
Loves
the
Earth
SUBARU
Loves
the
Earth
SUBARU
Loves
the
Earth

Recycle here
Recycle here

Give local
Recycle Here
Thank you for donating
Recycle all brands of plastic pet food & treat bags here.

RECYCLE

# Our environmental and social impact









**8 billion*** items recycled



## Climate

Audited and accredited by leading global organizations





SILVER | Top 15% ecovadis Sustainability Rating DEC 2024

Annual ESG rating

BUREAU VERITAS 1828

Annual supply chain audits

TerraCycle recycling methods result in a **71% reduction of carbon emissions** compared to waste-to-energy and **a 53% reduction** compared to municipal landfill models.



LTS LONG TRAIL SUSTAINABILITY

Third-party verified

## Society

**$20M raised for charities****

and donated hundreds of recycled playgrounds, park benches, exercise parks, and other recycled installations to benefit communities worldwide



All information on this page reflects global achievements. See Page 2 for more details.
*Item count is global and approximated based on weight calculations. Actual item counts may vary.
** Calculated based on global TerraCycle Recycling Rewards earned for shipments through our brand sponsored national recycling programs.

TERRACYCLE

# Your investment will enable us to continue our successful acquisition strategy

*Example below for illustration purposes only*

| | Annual Return on $1.00 |
|---|---|
| Acquire a company with a 25% EBITDA margin for ~4x EBITDA ($1.00) | $0.25 |
| Identify and execute proven cost savings | $0.30 |
| Drive incremental regulated-waste revenue | $0.35 |
| Sell their customers traditional TerraCycle recycling services | > $0.40 |

## Our acquisition strategy is effective.

**By unlocking three levels of value within the first-year post- acquisition, we look to reduce the pay-back period to less than three years.**

*We acquire profitable companies (with decade+ track records) that are well-established and easy-to-integrate, with specialized capabilities in regulated waste recycling that add immediate value to our Commercial Recycling segment.*

**Our approach post-acquisition:**

First, we quickly identify cost synergies to reduce expenses.

In parallel, we broaden their sales capabilities to drive incremental revenue for their existing business.

Finally, we unlock further revenue by selling other TerraCycle recycling services to their customers - that's what differentiates our approach from a traditional recycling company's roll-up strategy.



# Why invest in TerraCycle US Inc.?

- **Proven track record** of consistent growth

- **Mission-driven company** solving environmental and social challenges with relevance across industries

- **Dividends paid** to current shareholders

# IMPORTANT NOTICE AND DISCLAIMER

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This presentation contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

